Exhibit 3.60

CERTIFICATE OF FORMATION

OF

RT McGHEE-TYSON, LLC

The undersigned, an authorized natural person, for the purpose of fanning a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18. Title 6, Section 18-201 of the Delaware Limited Liability Company Act and the acts amendatory thereof and supplemental thereto) hereby certifies that:

FIRST:	The name of the limited liability company is RT McGhee-Tyson, LLC (hereinafter referred to as the “Limited Liability Company”).

SECOND:	The address of the registered office and the name and address of the registered agent of the Limited Liability Company required to be maintained by Section 18·104 of the Delaware Limited Liability Company Act are The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

Executed as of the 27th day of August, 1999.

/s/ Carol D. Newman
Carol D. Newman, Authorized Person